    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 1998
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                Amendment No. 1
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              --------------------


                            SPIEKER PROPERTIES, INC.
             (Exact Name of Registrant As Specified in its Charter)

                              MARYLAND                                            94-3185802
(State or Other Jurisdiction of Incorporation or Organization)      (I.R.S. Employer Identification Number)

                              --------------------

                               2180 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-5600
                        (Address, including zip code, and
                                telephone number,
                             including area code, of
                             registrant's principal
                               executive offices)
                            ------------------------

                                 CRAIG G. VOUGHT
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            SPIEKER PROPERTIES, INC.
                         2180 SAND HILL ROAD, SUITE 200
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-5600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------
                                 WITH COPIES TO:

                             ALISON S. RESSLER, ESQ.
                               SULLIVAN & CROMWELL
                             444 SOUTH FLOWER STREET
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 955-8000
                            ------------------------
                       APPROXIMATE DATE OF COMMENCEMENT OF
                     PROPOSED SALE TO THE PUBLIC: From time
                    to time after the effective date of this
                             Registration Statement.
                            ------------------------

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            -------------------------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                   PROPOSED MAXIMUM
                                               AMOUNT TO BE         AGGREGATE PRICE      PROPOSED MAXIMUM           AMOUNT OF
     TITLE OF SHARES TO BE REGISTERED          REGISTERED(1)         PER SHARE(2)    AGGREGATE OFFERING PRICE  REGISTRATION FEE(1)
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, .0001 PAR VALUE                1,760,025 SHARES           $42.03125         $73,976,051               $21,822.94
===================================================================================================================================

(1) 2,103,152 SHARES PREVIOUSLY REGISTERED WITH THE COMMISSION PURSUANT TO REGISTRATION STATEMENTS NOS. 333-346 (1,356,914 SHARES), 333-9425 (50,000 SHARES), 333-14325 (191,238 SHARES) AND 333-21709 (505,000
        SHARES), FILED FEBRUARY 28, 1996, AUGUST 2, 1996, OCTOBER 17, 1996 AND FEBRUARY 13, 1997, RESPECTIVELY, ARE BEING CARRIED FORWARD IN THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT. REGISTRATION FEES OF $11,551.57, $486.04, $1,713.17 AND $5,413.45 WERE PREVIOUSLY PAID ON
        SUCH SHARES.

(2) ESTIMATED SOLELY FOR THE PURPOSE OF CALCULATING THE REGISTRATION FEE IN ACCORDANCE WITH RULE 457(C) BASED ON THE AVERAGE OF THE HIGH AND LOW REPORTED SALES PRICES ON THE NEW YORK STOCK EXCHANGE ON DECEMBER 29, 1997.


        PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND RELATES TO REGISTRATION STATEMENTS NOS. 333-346, 33-9425, 333-14325 AND 333-21709
PREVIOUSLY FILED BY THE REGISTRANT ON FORM S-3 WITH THE COMMISSION ON FEBRUARY 28, 1996, AUGUST 2, 1996, OCTOBER 17, 1996 AND FEBRUARY 13, 1997, RESPECTIVELY. THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREINAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              Subject to Completion
                  Preliminary Prospectus dated January 5, 1998
PROSPECTUS
                                3,863,177 SHARES
                            SPIEKER PROPERTIES, INC.
                                  COMMON STOCK

        This Prospectus relates to the offer and sale from time to time by the holders thereof of up to (i) 1,219,512 shares of common stock, par value $.0001 per share ("Common Stock"), that may be issued by Spieker Properties, Inc. (the "Company") to the holder of 1,000,000 shares of the Company's Series A Preferred Stock, par value $.0001 per share ("Series A Preferred Stock"), if and to the extent that such holder exchanges shares of Series A Preferred Stock for shares of Common Stock (the "Conversion Shares") and (ii) 2,643,665 shares of Common Stock (the "Exchange Shares" and, together with the Conversion Shares, the "Shares") that may be issued by the Company to holders of up to 2,643,665 units of limited partnership interest (the "Units") in Spieker Properties, L.P. (the "Operating Partnership"), of which the Company is the sole general partner and owns a controlling interest, if and to the extent that such holders tender such Units for exchange into shares of Common Stock (such persons, together with the holder of the Conversion Shares, the "Selling Stockholders"). The Company is registering the Shares issuable upon conversion of shares of Series A Preferred Stock pursuant to the terms of the Investor's Rights Agreement dated May 5, 1994 between the Company and the holder of such Series A Preferred Stock, and is registering the Shares issuable upon conversion of the Units pursuant to the terms of an Amended and Restated Investor Rights Agreement dated December 4, 1997, as amended, by and among the Company and certain holders of Units to provide the holder of the shares of Series A Preferred Stock and the holders of Units with freely tradable securities. The registration of the Shares does not necessarily mean that any of the Shares will be issued by the Company, unless required by the holders, or will be offered and sold by the holders thereof. See "Use of Proceeds" and "Registration Rights."

        The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SPK." To ensure that the Company maintains its qualification as a REIT, ownership by any person is limited to 9.9% of the value of the outstanding capital stock of the Company, with certain limited exceptions. See "Description of Capital Stock -- Restrictions on Transfer."

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
              MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                   PROSPECTUS. ANY REPRESENTATION TO THE CON-
                          TRARY IS A CRIMINAL OFFENSE.

        The Selling Stockholders from time to time may offer and sell the Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the Shares to be made directly or through agents.

        The Company will not receive any of the proceeds from the issuance of the Shares or the sale of Shares by the Selling Stockholders but has agreed to bear certain expenses of registration of the Shares under Federal and state securities laws. The Company will acquire one Unit in the Operating Partnership in exchange for each Share that the Company may issue to Unit holders pursuant to the Registration Statement of which this Prospectus is part.

        The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Selling Stockholders.

                 The date of this Prospectus is January 5, 1998

                              AVAILABLE INFORMATION

        The Company and the Operating Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company and the Operating Partnership file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company and the Operating Partnership, that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov. In addition, the Company's Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company, the Operating Partnership and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

        a. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

        b. The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

        c. The Company's Current Reports on Form 8-K dated February 3, 1997, June 27,1997, September 22, 1997 and November 26, 1997 and the Current Report on Form 8-K/A dated October 10, 1997.

        d. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-12528).

        Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Shares to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Investor Relations Coordinator, Spieker Properties, Inc., 2180 Sand Hill Road, Menlo Park, California 94025, telephone number: (650) 854-5600.

        All references to the "Company" include Spieker Properties, Inc., those entities owned or controlled by Spieker Properties, Inc. and predecessors of Spieker Properties, Inc., unless the context indicates otherwise.


                    THE COMPANY AND THE OPERATING PARTNERSHIP

        Spieker Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that specializes in the acquisition, development and management of suburban office and industrial properties. As of September 30, 1997, the Company owned and operated 185 income-producing properties (the "Properties"), aggregating approximately 29.1 million rentable square feet, primarily located in California, and in Washington, Oregon and Idaho.

        The Company conducts substantially all of its activities through Spieker Properties, L.P. (the "Operating Partnership") in which it owns an approximate 87.0% general partnership interest, as of September 30, 1997. An approximate 13.0% limited partnership interest in the Operating Partnership is owned by senior members of the Company's management and certain outside investors, as of September 30, 1997. As the sole general partner of the Operating Partnership, the Company has control over the management of the Operating Partnership and over each of the Properties.

        The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The Company is a Maryland corporation and the Operating Partnership is a California limited partnership. The Company and the Operating Partnership were formed in 1993. The Company's and the Operating Partnership's executive offices are located at 2180 Sand Hill Road, Menlo Park, California 94025 and telephone number is (650) 854-5600.

        The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally is not subject to federal income tax on net income that it distributes to its stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 95% of their taxable income. See "Federal Income Tax Considerations."


                            SECURITIES TO BE OFFERED

        This Prospectus relates to the offer and sale from time to time by the holders thereof of up to (i) 1,219,512 shares of Common Stock that may be issued by the Company to the holder of 1,000,000 shares of the Company's Series A Preferred Stock, par value $.0001 per share ("Series A Preferred Stock"), if and to the extent that such holder exchanges shares of Series A Preferred Stock for shares of Common Stock (the "Conversion Shares") and (ii) 2,643,665 shares (the "Exchange Shares" and, together with the Conversion Shares, the "Shares") of Common Stock that may be issued by the Company to the holders of up to 2,643,665 Units in the Operating Partnership, of which the Company is the sole general partner and owns a controlling interest, if and to the extent that such holders tender such Units for exchange into shares of Common Stock. The Company is registering the Shares issuable upon exchange of the Units pursuant to the terms of the Amended and Restated Investor Rights Agreement dated December 4, 1997 by and among the Company and certain holders of Units (the "Limited Partners'

Investors' Rights Agreement") and is registering the Shares issuable upon conversion of the Series A Preferred Stock pursuant to the terms of the Investor's Rights Agreement dated May 5, 1994 between the Company and the holder of the Series A Preferred Stock (the "Series A Investor's Rights Agreement" and together with the Limited Partners' Investors' Rights Agreement, the "Registration Rights Agreements"), to provide the holders of such Units and shares of Series A Preferred Stock with freely tradable securities. The Registration of the Shares does not necessarily mean that any of such Shares will be issued by the Company, unless required by the holders, or will be offered and sold by the holders thereof.


                                 USE OF PROCEEDS

        The Company will not receive any of the proceeds of the issuance of the Shares or the sale of Shares by the Selling Stockholders but has agreed to bear certain expenses of registration of the Shares under Federal and state securities laws. The Company will acquire one Unit in exchange for each Share that the Company may issue to Unit Holders.


                             SPECIAL CONSIDERATIONS

        Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing the Shares offered hereby.

GENERAL REAL ESTATE INVESTMENT RISKS

        Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. If the Properties do not generate sufficient income to meet operating expenses, including debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the Company's income and ability to make distributions to its stockholders and the Operating Partnership's ability to make payments of any interest and principal on any debt securities will be adversely affected. The performance of the economy in each of the regions in which the Properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of certain Properties. In terms of rentable square feet, approximately 44.5% of the Properties as of September 30, 1997, were located in the San Francisco Bay Area. As a result of this geographic concentration, the performance of the San Francisco Bay Area commercial real estate market will affect the value of the Properties in that area and, in turn, the value of the Company.

        Income from the Properties may be further adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide for adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

COMPETITION

        Numerous industrial and office properties compete with the Properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Company's Properties. The number of competitive commercial properties in a particular area could have a material effect on the Company's ability to lease space in the Properties or at newly developed or acquired properties and on the rents charged.

ACQUISITION AND DEVELOPMENT ACTIVITIES

        The Company intends to acquire existing commercial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

        The Company intends to pursue commercial property development projects and to develop certain landholdings as to which it has certain options. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. The Company's development activities will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomic; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a reduction in the funds available for distribution.

DEBT FINANCING

        The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness.

ENVIRONMENTAL MATTERS

        Under various Federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

        The Company is not aware of any environmental liability with respect to the Properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability would have an adverse effect on the Company's results of operations and cash flow.

GENERAL UNINSURED LOSSES/SEISMIC ACTIVITY


        The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses which may be either uninsurable, or not economically insurable. Further, a substantial number of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should a Property sustain damage as a result of an earthquake, the Company may incur substantial losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, earthquake insurance may not be available for certain of the Company's Properties, or if available, may not be available on terms acceptable to the Company. Should an uninsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, a number of Properties.

LACK OF MANAGING UNDERWRITER

        The Selling Stockholders may from time to time offer the Shares through underwriters, dealers or agents. Alternatively, the Shares may be sold from time to time by any of the Selling Stockholders directly to purchasers thereof. See "Plan of Distribution." If the sales of the Shares by the Selling Stockholders are not coordinated or controlled by a managing underwriter, the Company cannot be certain that the market for the Shares will be free from practices prohibited by Regulation M under the Exchange Act. In addition, certain Selling Stockholders may be deemed to be underwriters, as such term is defined by the Securities Act, and may therefore be subject to the restrictions on and liabilities of underwriters pursuant to the Securities Act. The holder of the shares of Series A Preferred Stock does not presently intend that he will sell the shares in a manner such that he would be deemed to be an underwriter. Selling Stockholders will, during any distribution period, also be subject to the restrictions on their purchases and sales of Shares as set forth in Regulation M under the Exchange Act.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

        As of December 29, 1997, the total number of shares of all classes of capital stock that the Company had authority to issue was 1,000,000,000 shares, consisting of (i) 654,500,000 shares of Common Stock, par value $0.0001 per share, (ii) 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, (iii) 1,500,000 shares of Class C Common Stock, par value $0.0001 per share, (iv) 1,000,000 shares of Series A Preferred Stock, par value $0.0001 per share, (v) 5,000,000 shares of Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock"), par value $0.0001 per share, (vi) 6,000,000 shares of Series C Cumulative Redeemable Preferred Stock ("Series C Preferred Stock") and (vii) 330,000,000 shares of excess stock (the "Excess Stock").

        As of December 29, 1997, there were (i) 55,760,132 shares of Common Stock issued and outstanding, (ii) 2,000,000 shares of Class B Common Stock issued and outstanding, (iii) 1,176,470 shares of Class C Common Stock issued and outstanding, (iv) 1,000,000 shares of Series A Preferred Stock issued and outstanding, (v) 4,250,000 shares of Series B Preferred Stock issued and outstanding, and (vi) 6,000,000 shares of Series C Preferred Stock issued and outstanding. At any given time, there are reserved for issuance under the Spieker Properties, Inc. 1993 Stock Incentive Plan (the "Option Plan") shares of the Company's Common Stock equal to 9.9% of the number of shares of the Company's stock outstanding (including shares of Common Stock issuable upon conversion of partnership units in the Operating Partnership, Series A Preferred Stock, Class B Common Stock and Class C Common Stock, and all classes of convertible securities of the Company that may be issued in the future) as of the last day of the immediately preceding quarter reduced by the number of shares of Common Stock reserved for issuance under other stock compensation plans of the Company. As of December 29, 1997, the Company had reserved for issuance under the Plan 5,363,555 shares of the Company's Common Stock and 150,000 shares of Common Stock was reserved for issuance under the Spieker Properties, Inc. 1993 Directors Stock Option Plan (the "Directors Plan"). In addition, 2,531,645 shares of Common Stock have been reserved for issuance upon the conversion of Class B Common Stock, 1,176,470 shares of Common Stock have been reserved for issuance upon the conversion of Class C Common

Stock and 1,219,512 shares of Common Stock have been reserved for issuance upon the conversion of the Series A Preferred Stock. Further, as of December 29, 1997, 7,328,912 shares of Common Stock have been reserved for issuance upon the conversion of limited partnership units in the Operating Partnership.

COMMON STOCK

        The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Articles of Incorporation, as amended and restated to date, and Articles Supplementary (collectively, the "Charter") and its Bylaws. The Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The Bank of New York is the Company's transfer agent.

        The holders of the outstanding Common Stock are entitled to one vote per share for each director being elected and on all other matters voted on by stockholders. The Charter does not provide for cumulative voting in the election of directors.

        The shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to the preferential rights of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and any preferential rights of any other outstanding series of capital stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available for distribution to such holders. The Company currently pays regular quarterly dividends to holders of Common Stock.

        In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Class B Common Stock and Class C Common Stock and any other series of capital stock that has a liquidation preference. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by the Company.

        Subject to limitations prescribed by Maryland law and the Company's Charter, the Board of Directors is authorized to reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including other classes or series of Common Stock, to establish the number of shares in each class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series. The rights, preferences, privileges and restrictions of such class or series will be fixed by the articles supplementary relating to such class or series.

CLASS B COMMON STOCK

        The following description of the Company's Class B Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class B Common Stock, and Bylaws. The Company has issued 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, all of which were outstanding as of December 29, 1997.

        The Class B Common Stock ranks on a parity with the Company's Common Stock with respect to dividends. The Class B Common Stock was sold in May 1995 to an institutional investor at a price per share of $25.00. The initial per share dividend of the Class B Common Stock was set at $2.19, which was at a rate that was equal to the dividend yield on shares of Common Stock sold concurrently with the Class B Common Stock plus 0.25%. The dividend per share on the Class B Common Stock is increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to holders of Class B Common Stock.

        In the event of any liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive, on a parity with the holders of Class C Common Stock and prior and in preference to the holders of Common Stock, an amount per share of Class B Common Stock equal to all declared but unpaid dividends for each share of Class B Common Stock. The Class B Common Stock has not been registered under the Securities Act. The institutional investor who purchased the shares of Class B Common Stock has certain demand registration rights for eight years following the May 1995 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class B Common Stock may be converted into Common Stock based on a certain formula three years after the May 1995 sale or earlier upon the occurrence of certain events including a change in management. Under such formula, 2,000,000 outstanding shares of Class B Common Stock are currently convertible into 2,531,645 shares of Common Stock. The holder of Class B Common Stock is not entitled to vote on matters voted on by stockholders of the Company.

CLASS C COMMON STOCK

        The following description of the Company's Class C Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class C Common Stock, and Bylaws. The Company has issued 1,176,470 shares of Class C Common Stock, par value $0.0001 per share, all of which were outstanding as of December 29, 1997.

        The Class C Common Stock ranks on a parity with the Company's Common Stock and Class B Common Stock with respect to dividends. The Class C Common Stock was sold in March 1996 to an institutional investor at a price per share of $25.50. The initial per share dividend of the Class C Common Stock was set at $1.73. The dividend per share on the Class C Common Stock is increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to the holder of Class C Common Stock.

        In the event of any liquidation, dissolution or winding up of the Company, the holders of Class C Common Stock are entitled to receive, on a parity with the holders of Class B Common Stock and prior and in preference to the holders of Common Stock, an amount per share of Class C Common Stock equal to all declared but unpaid dividends for each share of Class C Common Stock. The Class C Common Stock has not been registered under the Securities Act. The institutional investor who purchased the shares of Class C Common Stock has certain demand registration rights for eight years following the March 1996 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class C Common Stock may be converted into Common Stock on a one-for-one basis three years after the March 1996 sale or earlier upon the occurrence of certain events including a change in management. The holders of Class C Common Stock are not entitled to vote on matters voted on by stockholders of the Company.

SERIES A PREFERRED STOCK

        The following description of the Company's Series A Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Series A Preferred Stock, and Bylaws. The Company is authorized to issue 1,000,000 shares of Series A Preferred Stock, all of which were issued and outstanding as of December 29, 1997 and held of record by one private investor. The Series A Preferred Stock ranks senior to the Company's Common Stock, Class B Common Stock and Class C Common Stock as to dividends and liquidation amounts. The dividend per share on the Series A Preferred Stock is equal to the dividend per share on the Common Stock as multiplied by the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible, provided that the dividend rate on the Series A Preferred Stock may not be less than the initial dividend rate thereof. The dividends on the Series A Preferred Stock are cumulative. The Company currently pays regular dividends to holders of Series A Preferred Stock.

        In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive on a parity with the holders of Series B Preferred Stock and Series C Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series A Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after May 13, 1999, any or all outstanding shares of Series A Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto.

        Each share of Series A Preferred Stock is convertible, at the option of the holder thereof at any time prior to a redemption date, into shares of Common Stock based on a certain formula. Under such formula, the 1,000,000 outstanding shares of Series A Preferred Stock are convertible into 1,219,512 shares of Common Stock. The holder of each share of Series A Preferred Stock has the right to one vote for each share of Common Stock into which such Series A Preferred Stock can be converted, and with respect to such vote, such holder has the voting rights and powers of the holders of each share of Common Stock, and is entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Company, and is entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

SERIES B PREFERRED STOCK

        The following description of the Company's Series B Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the Company's Articles Supplementary applicable to the Series B Preferred Stock, and Bylaws. The Company is authorized to issue 5,000,000 shares of Series B Preferred Stock, of which 4,250,000 shares were issued and outstanding as of December 29, 1997. The holders of the Series B Preferred Stock are entitled to receive cumulative, preferential cash dividends, when and as declared by the Board of Directors, of $2.3625 per share. The Company currently pays regular dividends to holders of Series B Preferred Stock.

        In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive on a parity with the holders of Series A Preferred Stock and Series C Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series B Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after December 11, 2000, any or all outstanding shares of Series B Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto, without interest.

        The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company at the option of the holder. However, in order to preserve the Company's status as a REIT for federal income tax purposes, the Series B Preferred Stock may be exchanged for Excess Stock. See "Description of Common Stock -- General." Except in limited circumstances, the holders of shares of Series B Preferred Stock have no voting rights.

SERIES C PREFERRED STOCK

        The following description of the Company's Series C Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the Company's Articles Supplementary applicable to the Series C Preferred Stock, and Bylaws. The Company is authorized to issue 6,000,000 shares of Series C Preferred Stock, of which 6,000,000 shares were issued and outstanding as of December 29, 1997. The holders of the Series C Preferred Stock are entitled to receive cumulative, preferential cash dividends, when and as declared by the Board of Directors, of $1.96875 per share. The Company currently pays regular dividends to holders of Series C Preferred Stock.

        In the event of any liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock are entitled to receive on a parity with the holders of Series A Preferred Stock and Series B Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series C Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after October 10, 2002, any or all outstanding shares of Series C Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto, without interest.

        The Series C Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company at the option of the holder. However, in order to preserve the Company's status as a REIT for federal income tax purposes, the Series C Preferred Stock may be exchanged for Excess Stock. See "Description of Common Stock -- General." Except in limited circumstances, the holders of shares of Series C Preferred Stock have no voting rights.

RESTRICTIONS ON TRANSFER

        For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations -- Requirements for Qualification -- Gross Income Tests"). To enable the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of common stock and preferred stock.

        The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the value of the outstanding common stock and preferred stock (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit in certain limited situations if the Board receives a ruling of the Internal Revenue Service (the "IRS") or an opinion of counsel to the effect that such ownership will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board of Directors may require representations and undertakings from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. If the issuance or transfer of shares of common stock or preferred stock to any person would cause such person to exceed the Ownership Limit (unless a waiver of the Board of Directors has been obtained), would cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under Section 856(h) of the Code, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

        The Charter also provides that shares involved in a transfer or change in capital structure that results in a person owning in excess of the Ownership Limit (unless a waiver of the Board of Directors has been obtained), would cause the Company to be beneficially owned by fewer than persons, or would cause the Company to become "closely held" within the meaning of Section 856(h) of the Code will automatically be exchanged for Excess Stock. All Excess Stock will be transferred, without action by the stockholder, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the Excess Stock is ultimately transferred. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and it will not be entitled to participate in any distributions made by the Company, except upon liquidation. The Company would have the right, for a period of 90 days during the time the

Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the intended transferee at the lesser of the price paid for the stock by the intended transferee and the closing market price for the stock on the date the Company exercises its option to purchase.

        The Ownership Limit provision of the Charter will not be automatically removed even if the real estate investment trust provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Charter. Such amendments to the Charter require the affirmative vote of holders owning a majority of the total number of shares of all classes of stock outstanding and entitled to vote thereon. In addition to preserving the Company's status as a real estate investment trust, the Ownership Limit may have the effect of precluding an acquisition of control of the Company.

        All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

        All persons who own of record, more than 5% of the outstanding common stock and preferred stock (or 1% if there are more than 200 but fewer than 2,000 stockholders or one-half of 1% if there are 200 or less stockholders of record) must file an affidavit with the Company containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to determine the Company's status as a real estate investment trust and to ensure compliance with the Ownership Limit.


                        DESCRIPTION OF PARTNERSHIP UNITS

        Substantially all of the Company's assets are held by, and all of its operations are conducted through, the Operating Partnership. The Company is the sole general partner of the Operating Partnership and as of September 30, 1997 held approximately 87% of the Units therein. The remaining Units are held by persons (or their successors) who contributed interests in the Properties to the Company in connection with, or subsequent to, the formation of the Operating Partnership. The following sets forth a description of certain terms and provisions of the Units and does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of California law and the First Amended and Restated Agreement of Limited Partnership of Spieker Properties, L.P., as amended (the "Partnership Agreement").

GENERAL

        Holders of Units (other than the Company) hold limited partnership interests in the Operating Partnership, and all holders of Units (including the Company in its capacity as general partner) are entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. The Company holds its entire interest in the Operating Partnership in the form of a general partnership interest.

        Holders of Units have the rights to which limited partners are entitled under the Partnership Agreement and the California Revised Uniform Limited Partnership Act. The Units have not been registered pursuant to the federal or state securities laws and have not been listed on any exchange or quoted on any national market system. The Partnership Agreement restricts the transfer of Units, as described below.

RESTRICTIONS ON TRANSFER OF UNITS BY LIMITED PARTNERS

        Subject to compliance with certain requirements set forth in the Partnership Agreement, each Limited Partner has the right to transfer all or a portion of its Units without restriction.

EXCHANGE OF UNITS

        Subject to certain limitations, Limited Partners may require that the Operating Partnership convert a portion of their Units in the Operating Partnership into shares of Common Stock issued by the Company (the "Conversion Component") and to sell to the Company for cash the remainder of their Units in the Operating Partnership (the "Sale Component"). The Conversion Component enables a Limited Partner to convert his or her Units in the Operating Partnership into shares of Common Stock until he or she owns up to 9.9% of the outstanding Common Stock. The Sale Component, which can only be exercised if the Limited Partner already owns 9.9% or more of the outstanding Common Stock, enables the Limited Partner to sell all or a portion of his or her remaining interests in the Operating Partnership to the Company for cash or Common Stock, or a combination thereof, at the Company's election.


                        SHARES AVAILABLE FOR FUTURE SALE

        As of December 29, 1997, there were (i) 55,760,132 shares of Common Stock issued and outstanding, (ii) 2,000,000 shares of Class B Common Stock issued and outstanding, (iii) 1,176,470 shares of Class C Common Stock issued and outstanding, (iv) 1,000,000 shares of Series A Preferred Stock issued and outstanding, (v) 4,250,000 shares of Series B Preferred Stock issued and outstanding and (vi) 6,000,000 shares of Series C Preferred Stock issued and outstanding. In addition, 5,363,555 shares of Common Stock have been reserved for issuance under the Option Plan and 150,000 shares of Common Stock was reserved for issuance under the Directors Plan. In addition, 1,219,512 shares of Common Stock have been reserved for issuance upon the conversion of the Series A Preferred Stock, 2,531,645 shares of Common Stock have been reserved for issuance upon the conversion of Class B Common Stock and 1,176,470 shares of Common Stock have been reversed for issuance upon the conversion of Class C Common Stock. Further, as of December 29, 1997, 7,328,912 shares of Common Stock have been reserved for issuance upon the exchange of Units in the Operating Partnership.

        In certain circumstances, holders of Shares may elect to sell their shares in accordance with the exemptions provided by Rule 144 under the Securities Act rather than pursuant to this Prospectus. In general, under Rule 144 as currently in effect, a person (or persons who shares are aggregated in accordance with the Rule) who has beneficially owned his or her shares for at least one year, as well as any persons who may be deemed "affiliates" of the Company (as defined in the Securities Act), would be entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding number of shares or the average weekly trading volume of the shares during the four calendar weeks preceding each such sale. After shares are held for two years, a person who is not deemed an "affiliate" of the Company is entitled to sell such shares under Rule 144 without regard to the volume limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

        In addition, pursuant to a registration statement on Form S-3 (No. 333-35997) that the Company has filed (the "Company's Shelf Registration Statement"), the Company may offer and sell shares of Common Stock (or securities convertible into or exercisable for shares of Common Stock), together or separately, and in amounts, at prices and on terms to be determined at the time of sale, up to an aggregate initial offering price not to exceed approximately $378.9 million. Shares of Common Stock offered and sold pursuant to the Company's Shelf Registration Statement may be tradeable without restriction under the Securities Act (subject to the Ownership Limit).

        As of September 30, 1997, pursuant to the Option Plan, options to purchase 4,427,500 shares of Common Stock and 33,913 shares of restricted Common Stock have been granted or authorized to be granted to the Company's officers and certain key employees.

        No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of shares of Common Stock (including shares issued upon the redemption of Units or the exercise of options), or the perception that such sales could occur, could adversely affect prevailing market price of the shares.


                               REGISTRATION RIGHTS

        The Company has filed the Registration Statement of which this Prospectus is a part pursuant to its obligations under the Registration Rights Agreements. The following summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements.

        Under the Series A Investor's Rights Agreement, the Company agreed to pay all expenses other than underwriting discounts and commissions relating to the securities being registered incurred in connection with registrations, filings or qualifications pursuant to Company Registrations (as defined in the Series A Investor's Rights Agreement), including this Registration Statement. The expenses that the Company has agreed to pay pursuant to the Series A Investor's Rights Agreement include (without limitation) all registration, filing and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company, and the reasonable fees and disbursements of one counsel for the selling holder of the Series A Preferred Stock selected by him. Under the Limited Partners' Investors' Rights Agreement, the Company agreed to pay all expenses of effecting the registration of the Shares (other than underwriting discounts and commissions, fees and disbursements of counsel retained by Limited Partners, and transfer taxes, if any) pursuant to the Registration Statement. Pursuant to the Registration Rights Agreements, the Company also agreed to indemnify each holder of Shares and any person who controls any holder against certain losses, claims, damages and expenses arising under the securities laws. In addition, each holder of Shares agreed to indemnify the Company and the other holders of Shares, and the directors and officers of the Company (including each director and officer of the Company who signed the Registration Statement), and any person who controls the Company or any holder against certain other losses, claims damages and expenses arising under the securities laws with respect to written information furnished to the Company by such holder.

        The Company has no obligation under the Registration Rights Agreements to retain any underwriter to effect the sale of the shares covered thereby.

                              SELLING STOCKHOLDERS

        The following table provides the names of and the number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder and number and percentage of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering, assuming each Selling Stockholder exchanges and converts all of his or her Units or Series A Preferred Stock for shares of Common Stock and sells all of his or her Shares pursuant to this Prospectus. The number of Shares in the following table represents the number of shares of Common Stock the person holds plus the number of options to purchase Common Stock which are exercisable within 60 days of December 22, 1997 plus the number of Shares into which Units or shares of Series A Preferred Stock held by the person may be exchanged or converted, each as of December 22, 1997, and the extent to which the person holds Units or shares of Series A Preferred Stock as opposed to shares of Common Stock (if known) is set forth in the notes to the following table. The Selling Shareholders named below may have sold, transferred or otherwise disposed of all or a portion of their Shares, Units or Series A Preferred Stock since the date on which they provided the information regarding their Shares, Units or Series A Preferred Stock in transactions exempt from the registration requirements of the Securities Act.

        The Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below and other Selling Stockholders named in supplements to this Prospectus:


                                                             Beneficial Ownership               Beneficial Ownership
                                                             Prior to Offering(1)               After the Offering(1)
                                                             --------------------               ---------------------
                                                             Percentage    Number of
                                                              of Shares      Shares            Number           Percentage of
                                             Number of       Outstanding    Offered              of                Shares
                                             Shares(1)           (1)         Hereby           Shares(1)        Outstanding(1)
                                             -------------   -----------   -------------      ------------     --------------
Frank L. Alexander(2)..................             39,836        *                5,714            34,122            *
Annenberg Trust (3)....................          1,219,512      2.1%           1,219,512                 0           --
Joel Benoliel(4).......................             66,798        *               66,798                 0           --
The Blake Family Trust(5)..............            151,050        *               75,000            76,050            *
Gregg R. Daugherty(6)..................             36,755        *               35,604             1,151           --
John G. Davenport(7)...................            226,983        *               25,000           201,983            *
James C. Eddy(8).......................            217,125        *              100,000           117,125            *
John A. Foster(9)......................            228,904        *              140,000            88,904            *
John K. French(10).....................            653,605      1.2%              17,500           636,105          1.1%
Adrian J. Gordon(11)...................             11,138        *               10,738               400            *
Bruce E. Hosford(12)...................            792,850      1.4%             387,500           405,350            *
Donald S. Jefferson(13)................            301,387        *              185,000           116,387            *
Richard T. Leider(14)..................             23,435        *                4,286            19,149            *
The Meier Family Trust(15).............            550,000      1.0%             550,000                 0           --
The Meier Group II, L.P.(16)...........             23,662        *               23,662                 0           --
Vincent D. Mulroy(17)..................            166,993        *              124,493            42,500            *
President and Fellows of Harvard
  College(18)..........................              7,500        *                7,500                 0           --
Richard L. Romney(19)..................            176,271        *               50,000           126,271            *
Stuart A. Rothstein(20)................             16,377        *                6,877             9,500            *
Peter H. Schnugg(21)...................            285,117        *              202,667            82,450            *
Joshua N. Smith(22)....................             34,171        *                4,020            30,151            *
John B. Souther, Jr.(23)...............            102,406        *               35,000            67,406            *
Warren E. Spieker, Jr.(24).............          2,798,912      4.8%             548,000         2,250,912          3.7%
Dennis E. Singleton(25)................            845,085      1.5%              30,000           815,085          1.4%
Peter C. Thompson(26)..................             36,433        *                8,306            28,127              *

----------


*       Less than 1%.

(1) Assumes exchange of all Units for shares of Common Stock and the conversion of all shares of Series A Preferred Stock into shares of Common Stock. Beneficial ownership has been calculated according to Rule 13d-3 under the Exchange Act.
(2) Mr. Alexander is Vice President - Northern Bay Area and beneficially owns 5,714 Units, 4,622 shares of Common Stock and 65,000 options to purchase Common Stock, 29,500 of which are exercisable within 60 days of December 22, 1997.
(3) Represents shares of Common Stock issuable upon conversion of 1,000,000 shares of the Company's Series A Preferred Stock held by Walter H. Annenberg, as Trustee under the Will of M.L. Annenberg.
(4)     Mr. Benoliel beneficially owns 66,798 Units.
(5) The Blake Family Trust beneficially owns 106,050 Units and Mr. Blake beneficially owns 45,000 options to purchase Common Stock, all of which are exercisable within 60 days of December 22, 1997. Bradley N. Blake was the Company's Regional Senior Vice President - Retail until March 20, 1997.
(6)     Until April 1995, Mr. Daugherty was the Company's Senior Vice President
        - Seattle. Mr. Daugherty beneficially owns 36,655 Units and 100 shares of Common Stock.
(7) Mr. Davenport is Regional Senior Vice President - Southern California and beneficially owns 154,228 Units, 3,755 shares of restricted Common Stock and 192,500 options to purchase Common Stock, 69,000 of which are exercisable within 60 days of December 22, 1997.

(8) Mr. Eddy is Regional Senior Vice President - Oregon. Mr. Eddy beneficially owns 147,735 Units, 1,190 shares of restricted Common Stock and options to purchase 118,500 shares of Common Stock, 68,200 of which are exercisable within 60 days of December 22, 1997.
(9) Mr. Foster is Regional Senior Vice President - South Bay. Mr. Foster beneficially owns 145,210 Units, 14,294 shares of restricted Common Stock and options to purchase 194,500 shares of Common Stock, 69,400 of which are exercisable within 60 days of December 22, 1997.


(10) Mr. French is Executive Vice President and Chief Operating Officer. Mr. French beneficially owns 527,905 Units, 4,700 shares of Common Stock and 402,000 options to purchase Common Stock, 121,000 of which are exercisable within 60 days of December 22, 1997.


(11) Until July 1996, Mr. Gordon was the Company's General Counsel and Vice President. Mr. Gordon beneficially owns 10,738 Units, 300 shares of Common Stock and 100 shares of Common Stock owned by Mr. Gordon's spouse, of which Mr. Gordon may be deemed to have beneficial ownership.
(12) Mr. Hosford is Executive Vice President. Mr. Hosford beneficially owns 679,850 Units, 9,500 shares of Common Stock, 1,000 shares of Common Stock held by Mr. Hosford as custodian for his children, of which Mr. Hosford may be deemed to have beneficial ownership, and 122,500 options to purchase Common Stock, 102,500 of which are exercisable within 60 days of December 22, 1997.
(13) Mr. Jefferson is Regional Senior Vice President - Washington/Idaho. Mr. Jefferson beneficially owns 231,848 Units, 1,450 shares of restricted Common Stock, 9,489 shares of Common Stock, and options to purchase 105,500 shares of Common Stock, 58,600 of which are exercisable within 60 days of December 22, 1997.
(14) Mr. Leider is Vice President - Seattle. Mr. Leider beneficially owns 4,286 Units, 4,000 shares of Common Stock, 649 shares of restricted Common Stock and 45,000 options to purchase Common Stock, 14,500 of which are exercisable within 60 days of December 22, 1997.


(15)    The Meier Family Trust beneficially owns 550,000 Units.
(16)    The Meier Group II, L.P. beneficially owns 23,662 Units.
(17) Mr. Mulroy is Senior Vice President - Northern Bay Area. Mr. Mulroy beneficially owns 124,493 Units and 42,500 options to purchase Common Stock, all of which are exercisable within 60 days of December 22, 1997.
(18)    President and Fellows of Harvard College beneficially owns 7,500 Units.
(19) Mr. Romney is Senior Vice President - San Diego. Mr. Romney beneficially owns 120,121 Units and 94,500 options to purchase Common Stock, 56,150 of which are exercisable within 60 days of December 22, 1997.
(20) Mr. Rothstein is Vice President - Finance. Mr. Rothstein beneficially owns 6,877 Units and 50,000 options to purchase Common Stock, 9,500 of which are exercisable within 60 days of December 22, 1997.
(21) Mr. Schnugg is Regional Senior Vice President - Northeast Bay/Sacramento. Mr. Schnugg beneficially owns 205,475 Units, 10,642 shares of restricted Common Stock and 167,500 options to purchase Common Stock, 69,000 of which are exercisable within 60 days of December 22, 1997.
(22) Mr. Smith was Vice President - Retail until March 20, 1997. Mr. Smith beneficially owns 4,020 Units, 5,151 shares of Common Stock through the Company's Dividend Reinvestment Plan and 25,000 options to purchase Common Stock, all of which are exercisable within 60 days of December 22, 1997.
(23) Mr. Souther is Senior Vice President - Portland. Mr. Souther beneficially owns 86,595 Units, 48 shares of Common Stock, 13 shares of Common Stock held in his wife's IRA, of which Mr. Souther may be deemed to have beneficial ownership, and 47,500 options to purchase Common Stock, of which 15,750 are exercisable within 60 days of December 22, 1997.
(24) Mr. Spieker is Chairman of the Board and Chief Executive Officer. Mr. Spieker beneficially owns 2,474,962 Units, 4,000 shares of restricted Common Stock, 100,000 shares of Common Stock, 1,450 shares of Common Stock held by his wife and children, of which Mr. Spieker may be deemed to have beneficial ownership, and 662,500 options to purchase Common Stock, of which 218,500 are exercisable within 60 days of December 22, 1997.
(25) Mr. Singleton is Executive Vice President and Chief Investment Officer. Mr. Singleton beneficially owns 696,185 Units, 9,500 shares of Common Stock, 900 shares of Common Stock held by Mr. Singleton as custodian for his children for which Mr. Singleton may be deemed to have beneficial ownership and 302,500 options to purchase Common Stock, of which 138,500 are exercisable within 60 days of December 22, 1997.
(26) Mr. Thompson is Vice President - Sacramento. Mr. Thompson beneficially owns 8,306 Units, 1,127 shares of restricted Common Stock, and 65,000 options to purchase Common Stock, of which 27,000 are exercisable within 60 days of December 22, 1997.


        Information concerning the Selling Stockholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary.

             CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

        Certain provisions of the Company's Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change of control of the Company. The Ownership Limit may delay or impede a transaction or a change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the stockholders. See "Description of Common Stock -- Restrictions on Transfer." Pursuant to the Company's Charter and Bylaws, the Company's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. In addition, directors may only be removed for cause and with the vote of 80% of the shares eligible to vote. These provisions may reduce the possibility of a tender offer or an attempt to change control of the Company. The issuance of Preferred Stock by the Board of Directors may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."


                        FEDERAL INCOME TAX CONSIDERATIONS

        The following summary of material federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under the federal income tax laws. Certain federal income tax considerations relevant to holders of the Shares will be provided in the applicable Prospectus Supplement relating thereto.

        EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SHARES.

GENERAL

        The Company believes that since its formation it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. The Company intends to continue to operate to satisfy such requirement. No assurance can be given, however, that such requirements will be met.

        The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations thereunder, and administrative and judicial interpretations thereof. Morrison & Foerster LLP has acted as tax counsel to the Company in connection with the Company's election to be taxed as a REIT.

        In the opinion of Morrison & Foerster LLP, commencing with the Company's taxable year ended December 31, 1993, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Morrison & Foerster LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. See "-- Failure to Qualify."

        In brief, if certain detailed conditions imposed by the REIT provisions of the Code are satisfied, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for federal income tax purposes as corporations, are generally not taxed at the corporate level on their

"REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations.

        If the Company fails to qualify as a REIT in any year, however, it will be subject to federal income tax as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities and the amount of cash available for distribution to its stockholders could be reduced.

TAXATION OF THE COMPANY

        In any year in which the Company qualifies as a REIT, in general it will not be subject to federal income tax on that portion of its net income that it distributes to stockholders. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. (However, beginning in 1998, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gains income to its stockholders on a pro rata basis.) Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than property held for at least four years, foreclosure property, and, beginning in 1998, property involuntarily converted), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% or the 95% tests (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been satisfied, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate.

REQUIREMENTS FOR QUALIFICATION

        The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. Beginning in 1998, a REIT's failure to satisfy condition (6) during a taxable year will not result in its disqualification as REIT under the Code for such taxable year as long as (i) the REIT satisfies the stockholder demand statement requirements described in the succeeding paragraph and (ii) the REIT did not know, and exercising due diligence, would not have known, whether it had failed condition (6).

        In order to ensure compliance with the ownership tests described above, the Company has placed certain restrictions on the transfer of the Common Stock and Preferred Stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding Common Stock and Preferred Stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its Common Stock and Preferred Stock disclosing the actual owners of such Common Stock and Preferred Stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of Common Stock and Preferred Stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements. See "Description of Common Stock -- Restrictions on Transfer."

        Although the Company intends to satisfy the stockholder demand statement requirements described in the preceding paragraph, beginning in 1998, its failure to satisfy these requirements will not result in its disqualification as a REIT under the Code but may result in the imposition of penalties against the Company.

        In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of a partnership shall retain the same character in the hands a partner qualifying as a REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

    ASSET TESTS

        At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company). Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either (i) 5% of the value of the Company's total assets as to any one nongovernment issuer, or (ii) 10% of the outstanding voting securities of any one issuer. The Company's investment in the Properties through its interest in the Operating Partnership constitutes qualified assets for purposes of the 75% asset test. In addition, the Company may own 100% of "qualified REIT subsidiaries," which are, in general, 100% owned, corporate subsidiaries of a REIT. All assets, liabilities, and items of income, deduction, and credit of such a qualified REIT subsidiary will be treated as owned and realized directly by the Company. The Company's investment in Spieker Northwest, Inc. is not a qualifying asset for purposes of the 75% asset test. The Company expects, however, that such investment will continue to represent less than 5% of the Company's total assets and, together with any other nonqualifying assets, will continue to represent less than 25% of the Company's total assets.

    GROSS INCOME TESTS

        There are three separate percentage tests (two beginning in 1998)relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-- Tax Aspects of the Company's Investment in the Operating Partnership -- General."

        The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

        Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Code apply, pursuant to which shares of a REIT held by one entity are deemed held by another.

        Under current law, if a REIT provides impermissible services to its tenants, all of the rent from those tenants can be disqualified from satisfying the 75% test and 95% test (described below). Beginning in 1998, however, rents will not be disqualified if a REIT provides de minimis, impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (threshold determined on a property-by-property basis).

        The Company, through the Operating Partnership (which is not an independent contractor of the Company), will provide certain services with respect to the Properties and any newly acquired Properties. The Company believes that the services provided by the Operating Partnership are usually or customarily rendered in connection with the rental of space of occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% tests. The Company does not intend to rent to related party tenants or to charge rents that would not qualify as rents from real property because the rents are based on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales).

        The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain property held by the Company for at least four years and foreclosure property. See "-- Taxation of the Company" and "-- Tax Aspects of the Company's Investment in the Operating Partnership -- Sale of the Properties."

        The Company believes that it and the Operating Partnership has held and managed the Properties in a manner that has given rise to rental income qualifying under the 75% and 95% tests. Gains on sales of the Properties will generally qualify under the 75% and 95% tests.

        Even if the Company fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the 75% and 95% tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, the Company will, however, still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% test for that year.

        The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The Company does not anticipate that it will have any substantial difficulty in complying with this test. The 30% test has been repealed, effective for tax years beginning after December 31, 1997.

    ANNUAL DISTRIBUTION REQUIREMENTS

        The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. (However, beginning in 1998, a REIT can elect to "pass through" any of its taxes paid on its undistributed net capital gains income to its stockholders on a pro rata basis.) Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its net capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

        The Company believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that in the future the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. The Company (through the Operating Partnership) may be required to borrow funds at times when market conditions are not favorable.

        If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the IRS, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

    FAILURE TO QUALIFY

        If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENT IN THE OPERATING PARTNERSHIP

        The following discussion summarizes certain federal income tax considerations applicable solely to the Company's investment in the Operating Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

    GENERAL

        The Company holds a direct ownership interest in the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. See "-- Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests." Any resultant increase in the Company's REIT taxable income increases its distribution requirements (see "-- Requirements for Qualification -- Annual Distribution Requirements"), but is not subject to federal income tax in the hands of the Company provided that such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "-- Requirements for Qualification -- Asset Tests"), the Company includes its proportionate share of assets held by the Operating Partnership.

    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES

        Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was initially formed by way of contributions of appreciated property (including certain of the Properties). Consequently, the partnership agreement of the Operating Partnership requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

        In general, the limited partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including certain of the Properties). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules under Section 704(c) of the Code do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Requirements for Qualification -- Annual Distribution Requirements." In addition, the application of Section 704(c) of the Code to the Operating Partnership is not entirely clear and may be affected by authority that may be promulgated in the future.

    SALE OF THE PROPERTIES

        Generally, any gain realized by the Operating Partnership on the sale of property held by the Operating Partnership will be capital gain, except for any portion of such gain that is treated as certain depreciation or cost recovery recapture. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests -- The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties, and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

    TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

        As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Stockholders that are corporations will not be entitled to a dividends received deduction. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such distribution (but not below zero), with distributions in excess of the stockholders tax basis taxable as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

        In general, distributions which are designed by the Company as capital gain dividends will be taxed to stockholders as gain from the sale of assets held for greater than 1 year, or "long-term term capital gain," without regard to the period for which a stockholder has held his stock upon which the capital gain dividend is paid. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        The Taxpayer Relief Act of 1997 (the "1997 Act") created several new categories of capital gains applicable to noncorporate taxpayers. Under prior law, noncorporate taxpayers were generally taxed at a maximum rate of 28% on net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss). Noncorporate taxpayers are now generally taxed at a maximum rate of 20% on net capital gain attributable to gains realized on the sale of property held for greater than 18 months, and a maximum rate of 28% on net capital gain attributable to gain realized on the sale of property held for greater than 1 year and 18 months or less. In addition, a 25% rate now applies to noncorporate taxpayers on certain gains realized on the sale of real property. The 1997 Act retains the treatment of short-term capital gain and did not affect the taxation of corporate taxpayers.

        The Treasury is authorized to issue regulations for application of the reduced capital gains tax rates enacted under the 1997 Act to pass-through entities, including REITs and partnerships (such as the Operating Partnership). The Internal Revenue Service (the "IRS") recently issued Notice 97-64 which generally provides that such regulations, when issued, will permit (but not require) the Company to designate the portion of its capital gains dividends, if any, to which the 28%, 25% and 20% rates (described in the preceding paragraph) apply, based on the net amount of each class of capital gain realized by the Company, determined as if the Company were an individual subject to a marginal tax rate of at least 28%.

        Beginning in 1998, an election will be available under which a REIT may retain its capital gains and pay tax thereon. If the Company makes this election, stockholders will be deemed to have received their pro rata share of the capital gains and paid their pro rata share of the tax. Any tax deemed paid by stockholders pursuant to this election will be creditable against their federal income tax liability. Stockholders may also increase the basis in their shares of the REIT's stock by the difference between their share of the capital gains and the tax.

        In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

    BACKUP WITHHOLDING

        The Company will report to its domestic stockholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemption proceeds unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The Company may nevertheless institute backup withholding with respect to a stockholder if instructed to do so by the IRS. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

    TAXATION OF TAX-EXEMPT STOCKHOLDERS

        Based upon a published ruling by the IRS, distribution by the Company to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI") provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

        Notwithstanding the preceding paragraph, however, a portion of the dividends paid by the Company may be treated as UBTI to certain domestic private pension trusts if the Company is treated as a "pension-held REIT." The Company believes that it is not, and does not expect to become, a "pension- held REIT." If the Company were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of the Company's stock.

    TAXATION OF FOREIGN STOCKHOLDERS

        The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of the Company's stock applicable to Non-U.S. Holders of such stock. A "Non- U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. federal income tax purposes regardless of its source. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation.

    DISTRIBUTIONS FROM THE COMPANY

        1. Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's current and accumulated earnings and profits which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock of the Company. In cases where the dividend income from a Non-U.S. Holder's investment in stock of the company is (or is treated as) effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

        2. Non-Dividend Distributions. Unless the Company's stock constitutes a USRPI (as defined below), distributions by the Company which are not paid out of the current and accumulated earnings and profits of the company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company. If the Company's stock constitutes a USRPI, such distribution shall be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below).

        3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-US. Holder, to the extent attributable to gains ("USRPI Capital Gains") from dispositions of United States Real Property Interests ("USRPIs"), which includes the properties beneficially owned by the Company, will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and therefore will be subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits in tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

        New Treasury Regulations. Under new Treasury Regulations, not effective until January 1, 1999, the gross amount of any distribution by the Company to a Non-U.S. Holder will generally be subject to withholding tax at a 30% or lower treaty rate, unless the distribution is designated as a capital gain dividend or a return of basis or is effectively connected with the Non-U.S. Holder's conduct of a U.S. trade or business. Any tax withheld in excess of the Non-U.S. Holder's U.S. federal income tax liability may be refundable. These Treasury Regulations will also require, beginning in 1999, that a Non-U.S. Holder satisfy certain certification and other requirements when claiming the benefit of an applicable treaty with respect to withholding on the Company's distributions. (Under current law, distributions paid to an address in a foreign country are generally presumed to be paid to a resident of such country for purposes of determining withholding and the applicability of a treaty tax rate.)

        Disposition of Stock of the Company. Unless the Company's stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. The Company believes that it is, and it expects to continue to be, a domestically controlled REIT, and therefore that the sale of the Company's stock will not be subject to taxation under FIRPTA. Because the Company's stock will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT.

        If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an established securities market and (ii) the selling Non-U.S. Holder held 5% or less of the Company's outstanding stock at all times during a specified testing period.

        If gain on the sale of stock of the Company were subject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

OTHER TAX CONSIDERATIONS

    DIVIDEND REINVESTMENT PROGRAM

        Under the Company's dividend reinvestment program, stockholders participating in the program will be deemed to have received the gross amount of any cash distributions which would have been paid by the Company to such stockholders had they not elected to participate. These deemed distributions will be treated as actual distributions from the Company to the participating stockholders and will retain the character and tax effect applicable to distributions from the Company generally. See "Federal Income Tax Considerations -- Taxation of Stockholders." Participants in the dividend reinvestment program are subject to federal income tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of Common Stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the deemed distribution).

    STATE AND LOCAL TAXES

        The Company and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.


                              PLAN OF DISTRIBUTION

        This Prospectus relates to the offer and sale from time to time by the holders thereof of up to 3,863,177 shares of Common Stock that may be issued by the Company to holders of 1,000,000 shares of Series A Preferred Stock and up to 2,643,665 Units in the Operating Partnership, if and to the extent such holders tender such Units for exchange into shares of Common Stock. The Company has registered the Shares for sale pursuant to certain registration rights agreements, but registration of such Shares does not necessarily mean that any of such Shares will be issued by the Company, unless required by the holders, or offered or sold by the holders thereof.

        The Company will not receive any proceeds from the offering by the Selling Stockholders or from the issuance of the Shares to holders of Units. The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

        The distribution of the Shares also may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or from purchasers of Shares for whom they may act as agents. Underwriters may sell Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

        At a time a particular offer of Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

        In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

        The Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate.

        The Company may from time to time issue up to 7,328,912 Shares upon the acquisition of Units tendered for exchange. The Company will acquire the exchanging holder's Unit in exchange for each Share that the Company issues in connection with such exchange. Consequently, with each exchange, the Company's interest in the Operating Partnership will increase.

                                     EXPERTS

        The consolidated financial statements and related financial statement schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the reports on the combined statements of revenues and certain expenses of the Pasadena Portfolio, Metro Plaza and the Three Property Transactions, dated April 29, 1997, April 29, 1997, and December 20, 1996, respectively, included in the Company's Current Report on Form 8-K dated June 27, 1997, the report on the statement of revenues and certain expenses of the Kennedy Portfolio, dated September 9, 1997, included in the Company's Current Report on Form 8-K dated September 22, 1997, the report on the statement of revenues and certain expenses of the WCB Portfolio, dated September 26, 1997, included in the Company's Current Report on Form 8-K/A dated October 10, 1997, and the report on the statement of revenues and certain expenses of U.S. Bank/Plaza Center, dated October 21, 1997, included in the Company's Current Report on Form 8-K dated November 26, 1997, each of which are incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports and have been incorporated herein in reliance on such reports given on the authority of that firm as experts in accounting and auditing.


                               VALIDITY OF SHARES

        The validity of the Shares will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California. Sullivan & Cromwell will rely as to all matters of Maryland law upon the opinion of Piper & Marbury LLP. The description of the Company's qualification and taxation as a REIT under the Code contained in this Prospectus under the caption entitled "Federal Income Tax Considerations -- General" is based upon the opinion of Morrison & Foerster LLP.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the Common Stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

           Securities Act Registration Fee..................    $21,822.94
           Printing fees and duplicating fees ..............      1,500.00
           Legal fees and expenses..........................     20,000.00
           Accounting fees and expenses.....................      3,000.00
           Miscellaneous expenses...........................      3,677.06
                                                                -------
                     Total..................................    $50,000.00

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Article EIGHTH, Section (a)6 of the Charter of the Company limits the liability of a director or officer to the Company or its stockholders for money damages to the full extent permitted by Maryland law. No amendment of the Charter of the Company shall limit or eliminate the right to this limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal. Section 2-405.2 of the Corporations and Associations Article and Section 5-349 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland permits the Company to limit the liability of a director or officer to the Company or its stockholders for money damages, with certain limitations.

        Article EIGHTH, Section (a)5 of the Charter of the Company provides indemnification for a director or officer of the Company to the full extent permitted by Maryland law. No amendment of the Charter of the Company shall limit or eliminate the right to this indemnification with respect to acts or omissions occurring prior to such amendment or repeal. Article IX of the Bylaws of the Company contains provisions which implement the indemnification provisions of the Charter. Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland permits (and in part requires) the Company to provide indemnification to a director or officer, with certain limitations.

        The Company has entered into indemnification agreements with each of the directors and executive officers of the Company to provide them with indemnification to the full extent permitted by the Charter and Bylaws of the Company.

        The Company has obtained an insurance policy to provide liability coverage for directors and officers of the Company.

ITEM 16.  EXHIBITS

3.1     -   Articles of Incorporation of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.1 to Spieker Properties, Inc.'s
            Registration Statement on Form S-11 (File No. 33-67906))

3.2     -   Articles Supplementary of Spieker Properties, Inc. for the Series A
            Preferred Stock (incorporated by reference to Exhibit 4.2 to Spieker
            Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994)

3.3     -   Articles Supplementary of Spieker Properties, Inc. for the Class B
            Common Stock (incorporated by reference to Exhibit 4.2 to Spieker
            Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)

3.4     -   Articles Supplementary of Spieker Properties, Inc. for the Series B
            Preferred Stock (incorporated by reference to Exhibit 3.5 to Spieker
            Properties, Inc.'s Annual Report on Form 10-K for the year ended
            December 31, 1995)

3.5     -   Articles Supplementary of Spieker Properties, Inc. for the Class C
            Common Stock (incorporated by reference to Exhibit 3.6 to Spieker
            Properties, Inc.'s Annual Report on Form 10-K for the year ended
            December 31, 1995)

3.6     -   Articles Supplementary of Spieker Properties, Inc. for the Series C
            Preferred Stock (incorporated by reference to Exhibit B to Spieker
            Properties, Inc.'s Registration Statement on Form 8-A, dated October
            9, 1997)

3.7     -   Bylaws of Spieker Properties, Inc. (incorporated by reference to
            Exhibit 3.2 to Spieker Properties, Inc.'s Registration Statement on
            Form S-11 (File No. 33-67906))

5.1     -   Opinion of Sullivan & Cromwell

23.2    -   Consent of Sullivan & Cromwell (included in Exhibit 5.1)
24.1    -   Power of Attorney*


------------
*Previously filed.


ITEM 17. UNDERTAKINGS

Each of the undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the

Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby further undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on the 21st day of January, 1998.


                                       SPIEKER PROPERTIES, INC.

                                       By: /s/ CRAIG G. VOUGHT
                                           ----------------------------------
                                           Craig G. Vought
                                           Chief Financial Officer





        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



          SIGNATURE                                     TITLE                                   DATE
          ---------                                     -----                                   ----
               *
-------------------------------            Chairman of the Board, Director                January 21, 1998
Warren E. Spieker, Jr.                       and Chief Executive Officer
                                            (Principal Executive Officer)
               *
-------------------------------           Director, Executive Vice President              January 21, 1998
John K. French                               and Chief Operating Officer

               *
-------------------------------           Director, Executive Vice President              January 21, 1998
Dennis E. Singleton                          and Chief Investment Officer

               *
-------------------------------              Vice President and Principal                 January 21, 1998
Elke Strunka                                Accounting Officer (Principal
                                                  Accounting Officer)
/s/ CRAIG G. VOUGHT
-------------------------------              Executive Vice President and                 January 21, 1998
Craig G. Vought                                 Chief Financial Officer
                                             (Principal Financial Officer)

          SIGNATURE                                     TITLE                                   DATE
          ---------                                     -----                                   ----
               *
-------------------------------           Director                                        January 21, 1998
Richard J. Bertero

               *
-------------------------------           Director                                        January 21, 1998
Harold M. Messmer

               *
-------------------------------           Director                                        January 21, 1998
David M. Petrone

               *
-------------------------------           Director                                        January 21, 1998
William S. Thompson, Jr.

*By /s/ CRAIG G. VOUGHT
-------------------------------
    Craig G. Vought
    Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit          Sequentially Numbered
Number           Description Pages


3.1     -   Articles of Incorporation of Spieker Properties, Inc. (incorporated by reference to Exhibit 3.1 to Spieker Properties, Inc.'s
            Registration Statement on Form S-11 (File No. 33-67906))

3.2     -   Articles Supplementary of Spieker Properties, Inc. for the Series A
            Preferred Stock (incorporated by reference to Exhibit 4.2 to Spieker
            Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994)

3.3     -   Articles Supplementary of Spieker Properties, Inc. for the Class B
            Common Stock (incorporated by reference to Exhibit 4.2 to Spieker
            Properties, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1995)

3.4     -   Articles Supplementary of Spieker Properties, Inc. for the Series B
            Preferred Stock (incorporated by reference to Exhibit 3.5 to Spieker
            Properties, Inc.'s Annual Report on Form 10-K for the year ended
            December 31, 1995)

3.5     -   Articles Supplementary of Spieker Properties, Inc. for the Class C
            Common Stock (incorporated by reference to Exhibit 3.6 to Spieker
            Properties, Inc.'s Annual Report on Form 10-K for the year ended
            December 31, 1995)

3.6     -   Articles Supplementary of Spieker Properties, Inc. for the Series C
            Preferred Stock (incorporated by reference to Exhibit B to Spieker
            Properties, Inc.'s Registration Statement on Form 8-A, dated October
            9, 1997)

3.7     -   Bylaws of Spieker Properties, Inc. (incorporated by reference to
            Exhibit 3.2 to Spieker Properties, Inc.'s Registration Statement on
            Form S-11 (File No. 33-67906))

5.1     -   Opinion of Sullivan & Cromwell

23.2    -   Consent of Sullivan & Cromwell (included in Exhibit 5.1)

24.1    -   Power of Attorney*



------------
*Previously filed.